As filed with the Securities and Exchange Commission on June 10, 2009

Registration No. 333-_______

United States

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________________

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

FRANCE TELECOM
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer's name into English)

Republic of France
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON
(Exact name of depositary as specified in its charter)

One Wall Street, New York, N.Y. 10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon
ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466
[X] immediately upon filing
[ ] on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares representing ordinary shares of France Telecom	2,000,000 American Depositary Shares	$5.00	$100,000	$5.58

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

_______________________

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amended and Restated Deposit Agreement filed as Exhibit 1 to the Post-effective Amendment No. 1 to the Registration Statement on Form F-6, File No. 333-137049, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 14, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the depositary	Articles number 13, 14, 18, 19, 21 and 24

3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of ____________, 2008, among France Telecom, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder. – Previously filed with the Commission on March 26, 2008 in Post-effective Amendment No. 1 to the Registration Statement on Form F-6, File No. 333-137049.

b.

Form of letter from The Bank of New York to France Telecom relating to pre-release activities. - Previously filed with the Commission on March 26, 2008 in Post-effective Amendment No. 1 to the Registration Statement on Form F-6, File No. 333-137049.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.

Certification under Rule 466. – Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 10, 2009.

Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares of France Telecom.

By:

The Bank of New York Mellon,
 As Depositary

By:  /s/ Joanne F. DiGiovanni

Name:  Joanne F. DiGiovanni

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, France Telecom has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Paris, France on June 10, 2009.

FRANCE TELECOM

By:    /s/ Didier Lombard
Name: Didier Lombard
Title:   Chairman and CEO

Each person whose signature appears below hereby constitutes and appoints Didier Lombard, Gervais Pellissier and Jacques de Galzain and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on June 10, 2009.

/s/ Didier Lombard Name: Didier Lombard	Chairman and CEO and Director (principal executive officer)
/s/ Gervais Pellissier Name: Gervais Pellissier	Chief Financial Officer (principal financial officer)
/s/ Jacques de Galzain Name: Jacques de Galzain	Principal Accounting Officer
/s/ Hélène Adam Name: Hélène Adam	Director
/s/ René Bernardi Name: René Bernardi	Director
___________________________ Name: Bruno Bézard	Director
/s/ Bernard Dufau Name: Bernard Dufau	Director
/s/ José-Luis Duran Name: José-Luis Duran	Director
/s/ Charles-Henri Filippi Name: Charles-Henri Filippi	Director
/s/ Jean-Michel Gaveau Name: Jean-Michel Gaveau	Director
/s/ Claudie Haigneré Name: Claudie Haigneré	Director
/s/ Jacques de Larosière Name: Jacques de Larosière	Director
/s/ Henri Martre Name: Henri Martre	Director
/s/ Marcel Roulet Name: Marcel Roulet	Director
/s/ Henri Serres Name: Henri Serres	Director
/s/ Jean Simonin Name: Jean Simonin	Director
/s/ Stéphane Tierce Name: Stéphane Tierce	Director
FRANCE TELECOM NORTH AMERICA LLC By: /s/ Patrick Roussel Patrick Roussel Chairman of the Board	Authorized U.S. Representative

INDEX TO EXHIBITS

Exhibit Number	Exhibit
4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

5	Certification Under Rule 466.